UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 10 April 2003 – 2 May 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.	Media Release
1.1	Southern Cross Concludes Negotiations 1 May 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/S/ LINDA COX
Linda Marie Cox Company Secretary
Dated: 2 May 2003

1 May 2003

MEDIA RELEASE

SOUTHERN CROSS CONCLUDES

NEGOTIATIONS

Southern Cross Cable Network (Southern Cross) has successfully concluded negotiations with its senior banking syndicate for a restructured bank facility.

Under the revised arrangements, the maturity date of a portion of Southern Cross’ senior bank debt (the “deferred loans”) has been extended, with maturity now occurring in five years time in April 2008. In addition, other terms applicable to the outstanding bank debt have been modified to provide Southern Cross with additional financial flexibility. This will better align Southern Cross’ overall debt repayments with anticipated future cash flows.

As part of the revised arrangements, Southern Cross’s two largest shareholders, Telecom and Optus, have provided contingent credit support to the senior banks in respect of the principal of the deferred loans (a maximum amount of US$151 million). No changes to Southern Cross’ existing capital structure have been made.

Telecom has provided contingent credit support for up to US$105.7 million of the deferred loans and Optus has provided contingent credit support for up to US$45.3 million of the deferred loans. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of the deferred loans.

In order to realign the levels of contingent credit support with Telecom’s and Optus’ respective shareholdings in Southern Cross, Telecom has priority in reducing the level of its contingent credit support, relative to Optus.

MORE

This priority is in respect of the first US$49 million worth of deferred loans to be repaid out of third party capacity sales and Southern Cross’ other surplus funds. As such, the first US$49 million of repayments from such sources will be applied solely to reduce Telecom’s contingent credit support exposure.

Beyond the first US$49 million of repayments, further deferred loan repayments from such sources will see Telecom’s and Optus’ contingent credit support exposure reduced proportional with their relative shareholdings. Telecom and Optus will each accrue support fees, payable by Southern Cross, commensurate with their respective levels of contingent credit support.

The current financing for Southern Cross was established in March 2001 with a US$950 million senior bank facility. As at 1 May 2003, Southern Cross has repaid approximately US$586 million of the initial loan with cash receipts from the sale of capacity on the cable, and has further commitments of US$235.7 million from capacity sales.

Southern Cross is currently capitalised via US$30 million of shareholders equity and has US$120 million of shareholder advances and US$363.7 million of senior bank debt.

ENDS

For further information, please contact:

Andrew Bristol

Telecom Media Relations Executive

Phone 04 498 5594

Mobile 027 244 4932